SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

27 April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 ON THE AGENDA:

(To resolve on a share capital increase to 474,119,730 Euros, by means of incorporation of legal reserves in the amount of 79,019,955 Euros, through an increase in the par value of all shares representing the Company’s share capital by an amount equal to 7 Euro cents, whereby the par value of each share will be 42 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association)

Whereas:

A) Under the provisions of article 91 of the Portuguese Companies Code, a company may increase its share capital by incorporation of reserves available for such purpose;

B) Under article 296 of the Portuguese Companies Code, the legal reserve may only be used to cover the portion of losses reflected in the balance sheet for the financial year that may not be covered by the use of other reserves, to cover the portion of retained losses from the previous financial year that can neither be covered by the profit of the financial year nor by the use of other reserves, or for incorporation in the capital;

C) The application of profits subject to appreciation under item 3 on the agenda determines the allocation of an amount of 3,086,213.04 Euros to the reinforcement of the legal reserve, aiming to assure that the legal reserve will be sufficient after the restructuring of the share capital as provided for under this item and under item 9 on the agenda, whereby the total amount of the legal reserve of 82,706,880.96 Euros reflected on the balance sheet for 31 December 2006 will be 6,773,139 Euros;

D) In view of such a large amount of reserves on the balance sheet (irrespectively of the reinforcement of the legal reserve approved under item 3 on the agenda), it is deemed convenient to incorporate in the share capital a substantial part of the value of the legal reserve reflected on the balance sheet for 31 December 2006 in the Company’s share capital by means of a capital increase by incorporation of reserves;

E) This proposal is consistent with the Company’s strategy of creating shareholder value, ensuring a greater range provided by a more flexible net equity;

F) This proposal combined with the one under the next item on the agenda will permit a considerable improvement in the Company’s share capital / net equity ratio;

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We propose that it be resolved:

1) To increase the share capital of the Company by 79,019,955 Euros, from 395,099,775 Euros to 474,119,730 Euros, with such increase being through the incorporation of legal reserves under the following terms:

- Form of the capital increase: by incorporation of reserves;

- Total amount of the capital increase: 79,019,955 Euros;

- Par value of all shares: increase in the par value of all shares representing the share capital by 7 Euro cents, the par value of each share becoming 42 Euro cents;

- Reserves to be incorporated in the capital: legal reserves equivalent to 79,019,955 Euros, as reflected on the balance sheet for 31 December 2006 approved under item 1 on the agenda;

- Term of payment of the contributions: on the date of execution of the commercial registry relating to the capital increase;

- Participants in the capital increase: all shareholders in the Company, also participating in the share capital increase the shares held by the Company or its dependent companies;

2) That this resolution of share capital increase be subject to the condition of approval of the balance sheet under item 1 on the agenda, as well as of approval of the application of profits under the terms of item 3 on the agenda;

3) That the Board of Directors be authorized to define the timing of implementation of this resolution with the implementation of the resolution under item 7 on the agenda, with the amount of capital resulting from the increase resolved herein being adjusted in the event the capital reduction by the cancellation of own shares resolved under item 7 on the agenda has already been entirely or partially implemented on the date of implementation of this resolution;

4) To approve a possible readjustment of the conversion ratio of the convertible bonds that may be issued by the Company under the terms of item 10 on the agenda, as provided for in the terms contained in the conditions for issuance of such bonds, to which this resolution may give rise, to be calculated and implemented by the Board of Directors;

5) That, further to the share capital increase proposed, paragraphs 1 and 2 of article 4 of the Articles of Association are amended and shall read as follows:

“Article 4
Share capital

1. The share capital is four hundred seventy-four million, one hundred nineteen thousand, seven hundred thirty Euros, and it is fully paid up.

2. The share capital is represented by one thousand one hundred twenty-eight million, eight hundred fifty-six thousand, five hundred shares, with par value of forty-two Euro cents each, with the following distribution:

a) (…);
b) (…).

3. (…).

4. (…).”

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6) That, in the case the capital reduction under item 7 on the agenda has already been implemented on the date of implementation of this resolution, the wording of paragraphs 1 and 2 of article 4 of the Articles of Association (as well as paragraph 2, b), in the case class A shares have been acquired as foreseen under item 7 on the agenda) as approved herein be deemed automatically and proportionally adjusted.

Lisbon, 21 March 2007

The Board of Directors,

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.